Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings as defined for fixed charges:
Add:
Pretax (loss) earnings from continuing operations	$(58,293)	$23,989	$17,812	$11,536	$9,199
Fixed charges	17,544	6,230	2,274	2,611	2,979
Amortization of capitalized interest	17	—	—	—	—
Distributed income of equity investees	—	—	—	—	555
Deduct Interest capitalized	(52)	(245)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	(1,129)
Minority Interests	413	357	65	—	—

Total earnings as defined for ratio to fixed charges:	$(40,371)	$30,331	$20,151	$14,147	$11,604

Fixed Charges:
Interest expensed and capitalized and amortization of deferred debt issuance costs	$17,407	$6,128	$2,197	$2,527	$1,781
An estimate of interest within rental expense	137	102	77	84	69
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	1,129

Total Fixed Charges	$17,544	$6,230	$2,274	$2,611	$2,979

Ratio of earnings to fixed charges	N/A	4.87	8.86	5.42	3.90